Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. PRESENTS
RESULTS FOR THE FIRST QUARTER OF 2020

AZOUR, Israel – May 13, 2020 – Ituran Location and Control Ltd. (NASDAQ: ITRN), today announced its consolidated financial results for the first quarter of 2020.

Highlights of the first quarter of 2020
•	Revenue of $68.4 million;
•	EBITDA of $15.3 million;
•	Generated $10.7 million in quarterly operating cash flow;
•	Net increase in aftermarket subscribers of 17,000;
•	Total subscribers reached 1,794,000 at the end of the quarter;

Management Comment

Eyal Sheratzky, Co-CEO of Ituran said, “We are pleased with Ituran’s first quarter performance with revenues and operating income ahead of those of the prior quarter, driven by continued subscriber growth in the aftermarket business. This is despite the impact from the COVID-19 pandemic and some currency headwinds.”

Continued Mr. Sheratzky, “Due to the pandemic, in the second quarter we have seen a halt in new car sales globally, and therefore in new subscribers. We have been focusing on reducing expenses across the board, which will allow us to mitigate some of the impact to profitability and cash generation. Consequently, for the second quarter, we expect between a 10-20% reduction in EBITDA.

“Conservatively, the board has decided to suspend our dividend payments for the time being in order to strengthen our cash levels, which will better enable us to weather this significant global crisis, while also providing us with increased capital to take advantage of any opportunities.

Concluded Mr. Sheratzky, “Our ability to remain profitable and cash flow positive during this unprecedented global crisis, demonstrates the overall resilience of our business model, built on the subscription fees of 1.8 million customers distributed globally. I remain optimistic over the long-term, while in the short-term preparing Ituran to overcome the current crisis. I am confident that Ituran will emerge this period as a stronger and more efficient company. ”

First Quarter 2020 Results

Starting from the current quarter, the difference between the GAAP and non-GAAP results has become minimal. Therefore, Ituran will discontinue its reporting of the non-GAAP financial measures from the current first quarter of 2020.

Revenues for the first quarter of 2020 were $68.4 million, a decrease of 7% compared with revenues of $73.6 million in the first quarter of 2019.

The higher average level of the US dollar exchange rate versus the Brazilian real, during the quarter versus the same period last year reduced the overall revenue level in US dollar terms and had a negative impact on the revenue growth rate. In local currency terms, first quarter revenue decline by 4% year-over-year.

72% of revenues were from location-based service subscription fees and 28% were from product revenues.

Revenues from subscription fees were $49.0 million, a decrease of 8% over first quarter 2019 revenues. In local currency terms, subscription fees declined by 3% year-over-year.

The subscriber base amounted to 1,794,000 as of March 31, 2020. This represents an increase of 13,000 over that of the end of the prior quarter. During the quarter, Ituran added 17,000 aftermarket subscribers, while the OEM subscriber base declined by 4,000.

Product revenues were $19.4 million, a decrease of 5% compared with that of the first quarter of 2019.

Gross profit for the quarter was $31.0 million (45.3% of revenues), an 11% decrease compared with gross profit of $34.6 million (47.1% of revenues) in the first quarter of 2019.

The gross margin in the quarter on subscription fees was 54.4%, compared with 57.5% in the first quarter of 2019. The gross margin on products was 22.3%, compared with 19.8% in the first quarter of 2019.

Operating income for the quarter was $10.1 million (14.7% of revenues), a decrease of 25% compared with $13.5 million (18.3% of revenues) in the first quarter of last year. In local currency terms, the decline would have been 22% year over year. As mentioned in prior quarters, the main decline was due to the OEM business as a result of selling of less hardware and reducing the free trial period for new subscribers.

EBITDA for the quarter was $15.3 million (22.4% of revenues), a decrease of 21% compared with $19.3 million (26.2% of revenues) in the first quarter of last year. In local currency terms, the decline would have been 16% year over year.

Net income for the first quarter of 2020 was $6.4 million (9.3% of revenues) or fully diluted earnings per share of $0.31, a decrease of 21% compared with $8.1 million (10.9% of revenues) or fully diluted earnings per share of $0.38 in the first quarter of last year. In local currency terms, the decline would have been 17% year over year.

Cash flow from operations for the first quarter of 2020 was $10.7 million.

As of March 31, 2020, the Company had cash, including marketable securities, of $50.l million and debt of $63.5 million, amounting to a net debt of $13.4 million. This is compared with cash, including marketable securities, of $54.3 million and debt of $67.9 million, amounting to a net debt of $13.6 million, as of December 31, 2019.

Conference Call Information

The Company will also be hosting a conference call later today, May 13, 2020 at 9am Eastern Time.

On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 407 2553
ISRAEL Dial-in Number: 03 918 0610
CANADA Dial-in Number: 1 866 485 2399
INTERNATIONAL Dial-in Number:  +972 3 918 0610
at:
9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors, as well as factors related to the global COVID-19 pandemic.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security for the retail, insurance industry and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to approaching 2 million subscribers using its location based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has approximately 3,000 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Columbia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com Deputy CEO & VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft ituran@gkir.com GK Investor & Public Relations (US) +1 646 201 9246

 ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements
as of March 31, 2020

ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements
as of March 31, 2020

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	US dollars
	March 31,	Decmber 31,
(in thousands)	2020	2019
	(unaudited)

Current assets
Cash and cash equivalents	49,858	53,964
Investments in marketable securities	268	358
Accounts receivable (net of allowance for doubtful accounts)	46,327	45,090
Other current assets	41,020	49,201
Inventories	25,526	25,537
	162,999	174,150

Non- Current investments and other assets
Investments in affiliated companies	835	1,666
Investments in other companies	3,612	3,260
Other non-current assets	3,203	3,365
Deferred income taxes	8,602	10,385
Funds in respect of employee rights upon retirement	11,231	11,476
	27,483	30,152

Property and equipment, net	43,381	48,866

Operating lease right-of-use assets, net	12,139	12,626

Intangible assets, net	21,650	23,355

Goodwill	49,970	50,086

Total assets	317,622	339,235

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (cont.)

	US dollars
	March 31,	December 31,
(in thousands)	2020	2019
	(unaudited)
Current liabilities
Credit from banking institutions	19,618	18,110
Accounts payable	20,069	22,656
Deferred revenues	27,488	29,146
Other current liabilities	34,569	31,153
	101,744	101,065

Non- Current liabilities
Long term loan	43,891	49,803
Liability for employee rights upon retirement	17,344	17,000
Deferred income taxes	2,788	2,867
Deferred revenues	8,963	9,763
Others non-current liabilities	239	241
Operating lease liabilities, non-current	8,724	10,839
Obligation to purchase non-controlling interests	11,748	11,743
	93,697	102,256

Stockholders’ equity	116,009	129,330
Non-controlling interests	6,172	6,584
Total equity	122,181	135,914

Total liabilities and equity	317,622	339,235

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	US dollars
(in thousands	Three months period ended March 31,
except per share data)	2020	2019
	(unaudited)
Revenues:
Telematics services	48,976	53,159
Telematics products	19,398	20,445
	68,374	73,604

Cost of revenues:
Telematics services	22,342	22,577
Telematics products	15,063	16,390
	37,405	38,967

Gross profit	30,969	34,637
Research and development expenses	3,886	3,751
Selling and marketing expenses	3,059	2,930
General and administrative expenses	13,923	14,446
Other expenses, net	27	4
Operating income	10,074	13,506
Other expenses, net	(10)	(73)
Financing expenses, net	(654)	(1,015)
Income before income tax	9,410	12,418
Income tax expenses	(1,926)	(3,497)
Share in losses of affiliated companies ,net	(903)	(868)
Net income for the period	6,581	8,053
Less: Net loss (income) attributable to non-controlling interest	(214)	4
Net income attributable to the Company	6,367	8,057

Basic and diluted earnings per share attributable to Company’s stockholders	0.31	0.38

Basic and diluted weighted average number of shares outstanding (in thousands)	20,813	21,256

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars
	Three months period ended March 31,
(in thousands)	2020	2019
	(unaudited)
Cash flows from operating activities
Net income for the period	6,581	8,053
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	5,223	6,115
Interest and exchange rate on short and long term credit	(598)	(13)
Loss in respect of trading marketable securities	90	28
Increase in liability for employee rights upon retirement, net	834	274
Share in losses of affiliated company, net	903	868
Deferred income taxes	798	84
Capital losses from sale of property and equipment, net	60	6
Decrease (increase) in accounts receivable	(4,491)	4,929
Increase in other current and non-current assets	(528)	(301)
Decrease (increase) in inventories	(378)	1,292
Increase (decrease) in accounts payable	190	(1,596)
Decrease in deferred revenues	(1,403)	(2,548)
Increase (decrease) in other current and non-current liabilities	3,380	(2,778)
Increase in obligasion for purechase non-controling interests	51	494
Net cash provided by operating activities	10,712	14,907

Cash flows from investment activities
Increase in funds in respect of employee rights upon
retirement, net of withdrawals	(108)	(75)
Capital expenditures	(3,451)	(6,930)
Investments in affiliated and other companies	(496)	(13)
Proceed from long term deposit	(22)	(78)
Sale of marketable securities,net	-	384
Proceeds from sale of property and equipment	166	27
Net cash used in investment activities	(3,911)	(6,685)

Cash flows from financing activities
Short term credit from banking institutions, net	2,660	(1,818)
Repayment of long term loan	(4,285)	-
Dividend paid	(5,050)	(4,909)
Dividend paid to non-controlling interest	-	(538)
Net cash used in in financing activities	(6,675)	(7,265)
Effect of exchange rate changes on cash and cash equivalents	(4,232)	694
Net Increase (decrease) in cash and cash equivalents	(4,106)	1,651
Balance of cash and cash equivalents at beginning of period	53,964	51,398
Balance of cash and cash equivalents at end of period	49,858	53,049

Supplementary information on financing and investing activities not involving cash flows:
In March 2020, the Company declared a dividend in the amount of US$ 5 million.  The dividend was paid in April 2020